SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

X.	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 333-81577

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Taubman Company and Related Entities Employee Retirement Savings Plan.

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Taubman Centers, Inc., 200 East Long Lake Road, Suite 300, P.O. Box 200, Bloomfield Hills, Michigan 48303-0200.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

Financial Statements as of
December 31, 2003 and 2002, and
for the Year Ended December 31, 2003,
Supplemental Schedule as of December 31, 2003,
and Independent Auditors’ Reports

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORTS	1 - 2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002,
AND FOR THE YEAR ENDED DECEMBER 31, 2003:

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5 - 9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets
(held at end of year)	10

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

INDEPENDENT AUDITORS’ REPORT

Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan
Bloomfield Hills, Michigan

We have audited the accompanying statement of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan (the “Plan”) as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 4, 2004

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan
Bloomfield Hills, Michigan

We have audited the accompanying statement of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan (the “Plan”) as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of net assets available for benefits presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Detroit, Michigan

June 21, 2004

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

	2003	2002
ASSETS:
Investments at fair value (Note 3)	$103,582,502	$89,112,462
Contributions receivables from participants	101,223	331,731
Contributions receivables from employer	110,167	243,691

NET ASSETS AVAILABLE FOR BENEFITS	$103,793,892	$89,687,884

See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

NET ASSETS AVAILABLE FOR PLAN BENEFITS
AT THE BEGINNING OF THE YEAR	$89,687,884

ADDITIONS:
Participant contributions	3,934,349
Employer contributions	2,693,625
Investment income-
Interest and dividend	2,411,133
Net appreciation in fair market value
of investments (Note 3)	14,356,360
Loan interest income	135,615

Total additions	$23,531,082

DEDUCTIONS:
Benefit payments and withdrawals	9,425,074

Total Deductions	$9,425,074

NET ASSETS AVAILABLE FOR PLAN BENEFITS
AT THE END OF THE YEAR	$103,793,892

See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	THE PLAN

The Taubman Company (Company) and Related Entities Employee Retirement Savings Plan (Plan) is designed to enable certain employees of the participating companies to systematically save funds to supplement their retirement incomes through a salary reduction agreement. The Plan has been amended and restated several times, the latest amendment and restatement being January 1, 2001, to comply with tax regulations and enhance benefits.

Related Entities — These are affiliated companies which have approved the Plan and have been accepted for participation by the Company.

Participants — Employees of the Company and Related Entities become participants if they are not covered by a collective bargaining agreement, are 21 years old, and have completed their probationary period. Entry is permitted monthly on the first day of the month following the 90 consecutive days of employment probationary period. An individual who is employed as an on-call or temporary employee shall be eligible to participate in the Plan if the individual completes 1,000 hours of service in a Plan year. As of December 31, 2003 and 2002, there were 1,187 and 1,485 participants, respectively, in the Plan.

Basic Employee Contributions — A participant who elects to contribute to the Plan may make basic contributions from 3% to 25% of compensation, subject to the limitations specified in the Plan and by tax regulations. The maximum contribution of 25% is subject to the results of the actual deferral percentage test as defined in the Plan and, therefore, can vary from year to year. Effective October 1, 2002, all Employees who are eligible to make Employee Contributions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make Catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Code. In addition, contributions may be rolled over from other qualified pension or profit-sharing plans. No after-tax contributions are permitted except to recharacterize employee contributions in order to satisfy the nondiscrimination tests.

Employer Matching and Supplemental Contributions – A participant is eligible to receive Employer Matching Contributions and Employer Supplemental Contributions on the first day of the month after he completes one year of service. A monthly employer matching contribution and supplemental contribution, subject to the limitations specified in the Plan and by tax regulations, is made by the applicable participating company. The amount contributed is based on the employee contribution percentage according to the following schedule:

Employee Contribution Percentage	Employer Contribution Percentage

0%	2%
3	3
4	4
5	5
6	6
7 or more	7

The Company also makes an employer contribution integrated with Social Security subject to limitations specified in the Plan and by tax regulations.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

Vesting — Other than employer contributions, participant account balances are 100% vested. Employer contributions are vested as follows:

Full Years of Service	Vesting Percentage

1	10%
2	30
3	50
4	70
5 or more	100

Participants receive a year of vesting service as of each anniversary of their hire date. The employee becomes fully vested at retirement age, defined by the Plan as 65, or upon death or disability or a change of control of the Company (as defined in the Plan and amended May 11, 2003) while employed.

Forfeitures — Nonvested contributions become forfeitures at the point the participant terminates employment. Forfeitures reduce the cash required by the participating companies to fund their contributions. Forfeitures arising from the termination of participants who are not fully vested at the time of their termination are allocated pro-rata share on matching contributions for the plan year. The forfeitures amount is $76,142.86 as of December 31, 2003.

Allocations — Participants’ accounts are valued daily.

Participant Loans — A participant may have a maximum of two loans, one obtained during any 12 month period, at rates so stipulated by the Plan’s administrative committee. The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued benefits of the participant or $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the loan is granted. Plan earnings are not allocated to the portion of the participant’s account balance borrowed. However, interest paid by the participant is credited to the individual participant’s account balances.

Withdrawals — A participant may withdraw at any time an amount from his voluntary after-tax contribution balance, rollover, or prior Trust balance. A participant who has attained age 65 may also withdraw amounts credited to his Elective Deferral Account, Employer Matching Contribution Account, and Supplemental Employer Contribution Account.

Once during any 12 month period, a participant may request a hardship withdrawal from his employee contribution account or, if fully vested, his employer contribution accounts as defined in the Plan. The hardship withdrawal must be approved by the administrative committee and, once permitted, the participant cannot contribute to the plan during the following 6 months.

Benefit Payments — A participant’s account becomes payable as soon as the paperwork is submitted to the record keeper. Benefit payments generally are made in lump-sum distributions. Benefits are payable in a lump sum, fixed periodic payments, or annuity, as selected by the participant upon the participant’s disability or attainment of age 59 ½. All vested benefits transfer to beneficiaries upon death of the participant.

For a complete description of vesting and benefit provisions, reference should be made to the Plan document, which is available to all participants.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments — The investments of the Plan are stated at fair value, as determined by quoted market prices.

Net Appreciation/Depreciation on Investments includes net unrealized gains and losses in accordance with the policy of stating investments at fair values.

Payment of Benefits — Benefits are recorded when paid.

Security Transactions — Purchases and sales are accounted for on the trade date. Interest and dividend income are reported as earned on an accrual basis. Net gains and losses are computed using the average cost.

Administrative Expenses — All administrative expenses of the Plan are currently being paid by the participating companies.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

3.	INVESTMENTS

Vanguard Fiduciary Trust Company is the Plan Trustee. Vanguard Group of Investment Companies, as agent for the Plan Trustee, is the recordkeeper and provider of investment funds for the Plan. The Plan enters into transactions with parties-in-interest such as trustees or fund managers. With the exception of the investment in Taubman Centers, Inc. – a company stock fund and the Participant Loans, the following Plan investments are held by Vanguard, the fund manager and trustee. Investments are summarized by category below, with investments representing 5% or more of the Plan’s net assets at the beginning of the year separately identified.

December 31

2003			2002
     Investments at fair value:
         Retirement Savings Trust

         Company Stock Fund -Taubman Centers, Inc.

     Registered Investment Companies:
         Money Market Fund-
           Prime Portfolio
         Bond Fund-
           Total Bond Market Index
         Balanced Fund-
           Wellington
         Domestic Equity Funds:
           Explorer
           500 Portfolio Index Trust
           Growth Index
           U.S. Growth
           Small-Cap Index
           Extended Market Index
           Value Index
         Foreign Equity Fund-
           International Growth
         REIT Index Portfolio

           Total Registered Investment Companies

         Participant Loans

$ $ $ -- $ -- $ =
    25,162,286

     2,145,381

     2,323,027

     3,817,857

    11,738,404

     6,325,059
    32,018,519
     3,327,072
     2,869,092
     2,803,707
     1,528,116
     1,699,703

     2,606,222
     3,122,646
-------------------------------
    74,179,424

     2,095,411
-------------------------------
   103,582,502
	==================	* * * *	$ $ $ -- $ -- $ =
    25,373,796

     1,665,223

     3,454,611

     4,106,912

    10,308,171

     4,146,788
    25,954,462
     2,546,883
     2,171,416
     1,614,378
       665,896
       716,926

     1,769,234
     2,102,910
-------------------------------
    59,558,587

     2,514,856
-------------------------------
    89,112,462
				==================	* * *

        * Represents 5% or more of net assets available for benefits.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

3.	INVESTMENTS — CONTINUED

Net appreciation (depreciation) in fair value of Investments (including investments bought, sold, and held) for the year ended December 31, 2003 is as follows:

Bond Funds-
Total Bond Market Index	$(31,351)
Balanced Fund-
Wellington	1,641,174
Domestic Equity Funds:
Explorer	1,814,456
500 Portfolio Index Trust	6,676,473
Growth Index	637,562
U.S. Growth	553,758
Small-Cap Index	782,954
Extended Market Index	320,884
Value Index	337,991
Foreign Equity Fund-
International Growth	645,485
REIT Index Portfolio	523,113
Company Stock Fund	453,861

$14,356,360

4.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In accordance with the Plan, if a participating company withdraws from or terminates the Plan, all employees of such company will become fully vested in their contribution account balances. In the event of termination, the administrative committee, in its sole discretion, may direct payment of such amounts in cash, in assets of the Plan, or in the form of immediate or deferred payment annuity contracts.

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 20, 2002, that the Plan, as amended and restated on January 1, 2001, meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Code.

6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust. Vanguard Fiduciary Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These are exempt from the prohibitive transaction rules.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) FORM 5500 SCHEDULE H, Part IV, Line 4i AS OF DECEMBER 31, 2003	Employer Number 38-3081510 Plan Number 001

NAME OF ISSUER	DESCRIPTION OF INVESTMENTS	CURRENT VALUE

* Vanguard	500 Portfolio Index Trust Stock Fund	$ 32,018,519
* Vanguard	Retirement Savings Trust	25,162,286
* Vanguard	Wellington, Stock and Bond Balanced Fund	11,738,404
* Vanguard	Explorer, Stock Fund	6,325,059
* Vanguard	Extended Market Index Trust, Stock Fund	1,528,116
* Vanguard	Growth Index Trust, Stock Fund	3,327,072
* Vanguard	Prime Portfolio, Money Market Fund	2,323,027
* Vanguard	Total Bond Market Index Bond Fund	3,817,857
* Taubman Centers, Inc.	Company Stock Fund	2,145,381
* Vanguard	International Growth, Stock Fund	2,606,222
* Vanguard	U.S. Growth, Stock Fund	2,869,092
* Vanguard	Small Cap, Stock Fund	2,803,707
* Vanguard	REIT Index Portfolio, Real Estate Fund	3,122,646
* Vanguard	Value Index Trust Stock Fund	1,699,703

* Loans to 206 participants	Participant borrowings against their
	individual account balances, interest rates from 5% to 10.5% and maturing through November 2013	2,095,411

Total		$103,582,502

* Denotes party-in-interest

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the 21st day of June, 2004.

THE TAUBMAN COMPANY AND RELATED
  ENTITIES EMPLOYEE RETIREMENT
  SAVINGS PLAN

 By: Vanguard Fiduciary Trust Company,
 as Trustee:

 By: /s/ Dennis Simmons
 ______________________

 Its: Principal
 ______________________

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Exhibit Number		Description
23.1	--	Consent of KPMG LLP

23.2	--	Consent of Deloitte &Touche LLP

99.1	--	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	--	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002